Exhibit 21.1

Subsidiaries of Appliance Recycling Centers of America, Inc.

Name	Jurisdiction of Incorporation
ApplianceSmart, Inc.	Minnesota
ARCA Recycling, Inc.	California
ARCA Canada Inc.	Ontario, Canada
ARCA Advanced Processing, LLC	Minnesota
Customer Connexx, LLC	Nevada

ARCA Advanced Processing, LLC is a joint venture between the Company and 4301 Operations, LLC. The Company owns a 50% interest in the entity.

All other subsidiaries are 100% owned by the Company.